UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

                      MARIETTA CORPORATION
                        (Name of Issuer)

                  COMMON STOCK, $.01 PAR VALUE
                 (Title of Class of Securities)

                           567634100
                         (CUSIP Number)

Barry Florescue                         Charles I. Weissman
701 Southeast 6th Avenue, Suite 204     Shereff, Friedman, Hoffman
Delray Beach, Florida  33483              & Goodman, LLP
(407) 272-7746                          919 Third Avenue
                                        New York, New York 10022
                                        (212) 758-9500

         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         August 7, 1995

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                   Schedule 13D Amendment No. 6
                       Marietta Corporation

          This Amendment No. 6 to the statement on Schedule 13D (as defined below) amends and supplements the statement on Schedule 13D dated September 26, 1994, as amended by Amendment No. 1 thereto dated November 2, 1994, Amendment No. 2 thereto dated January 20, 1995, Amendment No. 3 thereto dated March 7, 1995, as amended and restated by Amendment No. 4 thereto dated May 28, 1995, as amended by Amendment No. 5 thereto dated June 16, 1995 (together, the "Schedule 13D") by Barry W. Florescue, 286 Bridge Street, Inc. ("286 Bridge Street") and Florescue Family Corporation ("FFC", and collectively with Mr. Florescue and 286 Bridge Street, the "Reporting Persons"), relating to the common stock, $.01 par value per share (the "Common Stock"), of Marietta Corporation (the "Issuer").

Item 4:   Purpose of the Transaction

               Item 4 of the Schedule 13D is hereby supplemented as follows:

     FFC's prior proposal expired on June 23, 1995 in accordance with its terms. However, subsequent to the submission of FFC's proposal, FFC continued to perform due diligence with respect to the Issuer. Among other things, FFC analyzed extensively the Issuer's deteriorating margins. As a result of the deteriorating margins, the performance of the Issuer has continued to suffer as is evidence by the Issuer's press release of August 3, 1995 showing a third quarter loss of $457,124, or $.13 per share.

     On August 3, 1995 representatives of the Issuer and FFC met to discuss the concerns raised by FFC's analysis of the performance of the Issuer to date and its future prospects. As a result of these meetings and further conversations, FFC and the Company continue to discuss a potential acquisition transaction. In connection with these discussions, all aspects of FFC's prior proposal, including price are being discussed.

Item 6:

          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby supplemented as follows:

          FFC and the Company have agreed that FFC will be permitted to designate two nominees to the Board of Directors of the Company in connection with the annual meeting of shareholders (the "Annual Meeting") to be held on August 31, 1995. In that regard, the Company has agreed to expand the Board of Directors from seven members to nine members. FFC currently expects to designate Barry Florescue and Charles Miersch as its nominees. FFC has also agreed to vote all of its shares of Common Stock in favor of the nominees designated by the Company at the Annual Meeting. Except as provided in Item 4 and the preceding sentence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.







                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 7, 1995

                    /s/ Barry W. Florescue
                    BARRY W. FLORESCUE

                    286 BRIDGE STREET, INC.

                    By: /s/ Barry W. Florescue
                    Name:  Barry W. Florescue
                    Title:  President

                    FLORESCUE FAMILY CORPORATION

                    By: /s/ Barry W. Florescue
                    Name:  Barry W. Florescue
                    Title:  President